TEMBEC INDUSTRIES INC.
CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

	Dec. 29,	Sept. 29,
	2007	2007
		(Audited)
Assets
Current Assets:
Cash and cash equivalents	$18	$11
Accounts receivable	323	342
Due from parent company, Tembec Inc.	4	5
Inventories	453	436
Prepaid expenses	11	15
Current assets from discontinued operations (note 3)	6	18
	815	827

Investments	20	13
Fixed assets	1,509	1,556
Other assets	153	146
Future income taxes	47	65
	$2,544	$2,607

Liabilities and Shareholders’ Equity
Current Liabilities:
Bank indebtedness	$2	$-
Operating bank loans	159	89
Accounts payable and accrued charges	305	361
Interest payable	41	17
Current portion of long-term debt (note 4)	20	23
Current liabilities related to discontinued operations (note 3)	3	6
	530	496

Long-term debt (note 4)	1,309	1,329
Other long-term liabilities and credits	124	125
Future income taxes	78	93
Minority interest	-	5
Redeemable preferred shares	26	26
Non-current liabilities related to discontinued operations (note 3)	25	25
Shareholders’ equity:
Share capital	732	732
Contributed surplus	3	3
Accumulated other comprehensive loss	(3)	(3)
Deficit	(280)	(224)
	452	508
	$2,544	$2,607

TEMBEC INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters ended December 29, 2007 and December 30, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters
	2007	2006
Sales	$545	$649
Freight and sales deductions	63	75
Lumber duties and export taxes (note 5)	3	3
Cost of sales	469	526
Selling, general and administrative	26	31
Depreciation and amortization	40	44
Recovery of lumber duties (note 6)	-	(238)
Restructuring and asset impairment charges (note 6)	(1)	29
Gain on land sales and other (note 6)	(20)	(8)
Operating earnings (loss) from continuing operations	(35)	187

Interest, foreign exchange and other (note 7)	31	(14)
Exchange loss (gain) on long-term debt	(16)	61
Earnings (loss) from continuing operations before income taxes	(50)	140

Income tax expense (recovery) (note 8)	3	(3)
Net earnings (loss) from continuing operations	(53)	143
Loss from discontinued operations (note 3)	(3)	(6)
Net earnings (loss)	$(56)	$137

TEMBEC INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Quarters December 29, 2007 and December 30, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters
	2007	2006
Net earnings (loss)	$(56)	$137
Other comprehensive income (loss):
Exchange translation of foreign subsidiaries	-	-
Comprehensive income (loss)	$(56)	$137

CONSOLIDATED STATEMENTS OF DEFICIT

Quarters ended December 29, 2007 and December 30, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters
	2007	2006
Deficit, beginning of period	$(224)	$(206)
Adjustment resulting from a change in accounting policies (note 2)	-	$27
Restated deficit, beginning of period	$(224)	$(179)
Net earnings (loss)	(56)	137
Deficit, end of period	$(280)	$(42)

TEMBEC INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters ended December 29, 2007 and December 30, 2006
(unaudited) (in millions of dollars)

	Quarters
	2007	2006
Cash flows from operating activities:
Net earnings (loss)	$(56)	$137
Adjustments for:
Loss from discontinued operations (note 3)	3	6
Depreciation and amortization	40	44
Unrealized foreign exchange and others (note 7)	-	2
Exchange loss (gain) on long-term debt	(16)	61
Future income taxes (recovery) (note 8)	3	(41)
Utilization of investment tax credits	(4)	33
Restructuring and asset impairment charges (note 6)	(1)	17
Gain on land sales and other (note 6)	(20)	(8)
Differences between cash contributions and pension expense	(4)	(1)
Other	3	-
	(52)	250
Changes in non-cash working capital:
Accounts receivable	30	22
Inventories	(22)	(41)
Prepaid expenses	4	(3)
Accounts payable and accrued charges	(23)	(22)
	(11)	(44)
	(63)	206
Cash flows from investing activities:
Reduced participation in joint venture	(5)	-
Additions to fixed assets, net of disposals	(13)	(12)
Proceeds on land sales	17	9
Other	1	(2)
	-	(5)
Cash flows from financing activities:
Change in operating bank loans	70	(93)
Increase in long-term debt	5	17
Repayments of long-term debt	(2)	(3)
Decrease in other long-term liabilities	(2)	(5)
Other	-	1
	71	(83)
Cash generated by continuing operations	8	118
Cash used by discontinued operations (note 3)	(3)	(5)
Foreign exchange on cash and cash equivalents held in foreign currencies	-	-
Net increase in cash and cash equivalents	5	113
Cash and cash equivalents, net of bank indebtedness, beginning of period	11	21
Cash and cash equivalents, net of bank indebtedness, end of period	$16	$134
Supplemental information:
Interest paid	$4	$21
Income taxes paid	$-	$-

TEMBEC INDUSTRIES INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended December 29, 2007 and December 30, 2006
(unaudited) (in millions of dollars)

December 29, 2007

	Forest				Corporate
	products	Pulp	Paper	Chemicals	& other	Consolidated
Sales:
External	$ 120	$ 293	$ 99	$ 33	$ -	$ 545
Internal	32	18	-	1	1	52
	152	311	99	34	1	597

Earnings (loss) before the following	(22)	21	(12)	2	(5)	(16)

Depreciation and amortization	12	18	9	1	-	40

Other items (note 6)	(17)	(4)	-	-	-	(21)

Operating earnings (loss) from continuing operations	(17)	7	(21)	1	(5)	(35)

Net fixed asset additions	1	10	1	1	-	13

December 30, 2006

	Forest				Corporate
	products	Pulp	Paper	Chemicals	& other	Consolidated
Sales:
External	$ 170	$ 305	$ 132	$ 42	$ -	$ 649
Internal	33	22	-	1	-	56
	203	327	132	43	-	705

Earnings (loss) before the following	(13)	22	9	2	(6)	14

Depreciation and amortization	14	20	9	1	-	44

Other items (note 6)	(246)	29	-	-	-	(217)

Operating earnings (loss) from continuing operations	219	(27)	-	1	(6)	187

Net fixed asset additions	2	9	1	-	-	12

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1.

Financial Position of the Company and Going Concern

These consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with Canadian generally accepted accounting principles (GAAP). The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s current liquidity position coupled with its expected operating cash flows. The Company must provide for annual interest payments of $110-$120 million to service existing indebtedness and is required to fund annual minimum capital expenditures of $60-$70 million.

The significant appreciation of the Canadian $ against the US $ over the past several years and the higher energy costs have led to reduced operating margins for the Company, and for the Canadian forest products industry in general. As well, the Company’s financial performance continues to be negatively impacted by tariffs on lumber shipped to the US. This erosion of competitive position has led to the closure of several operations. The Company is exploring strategic alternatives to improve its capital structure and enhance liquidity. Strategic alternatives under consideration include non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The review of strategic alternatives is being undertaken by Tembec’s management and is being overseen by the Special Committee for Strategic Purposes and the Board of Directors. External financial advisors have been retained to assist in the process. During the December 2007 quarter, the Company announced a proposed recapitalization transaction. A summary of the key elements is noted under recapitalization (note 10).

These financial statements assume the realization of assets and the settlement of liabilities in the normal course of business. If the going concern basis were not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

2.

Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 29, 2007.

Changes in accounting policies

Effective October 1, 2006, the Company changed retroactively its accounting policy relating to the evaluation of misstatements in its financial statements in accordance with Section 1506, Accounting Changes of the Canadian Institute of Chartered Accountants (CICA) Handbook. The Company applied a methodology consistent with that of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 108 (“SAB 108”), Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. The Company will now quantify the effect of prior-year misstatement on the current-year financial stateme nts, assessing their impact on both the financial position and results of operations of the Company and evaluating the materiality of misstatements quantified on the above in light of quantitative and qualitative factors. The application of this change in accounting policy had no impact on the financial statements.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

2.

Significant accounting policies (continued)

Changes in accounting policies (continued)

Effective October 1, 2006, the Company adopted the new recommendations of the CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with GAAP.

Under Section 3855, all financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available -for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. The Company’s investments consist mainly of equity investments which are excluded from the recommendations of this standard and of loans receivable which are classified as loans and receivables. Bank indebtedness, operating bank loans, accounts payable and accrued charges, long-term debt, including interest payable, and redeemable preferred shares are classified as other liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. Previously recorded cumulative translation adjustment on self-sustaining operations is now presented in Accumulated other comprehensive income. The adoption of these new standards had no impact on the Company’s deficit position as at October 1, 2006.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

2.

Significant accounting policies (continued)

Business of the Company

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint and bleached board. The Chemicals segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

Prior to the June 2007 quarter, the Company allocated corporate general and administrative expenses to each business segment based on the dollar value of their total sales. The Company has discontinued this practice and has added a “Corporate and Other” category to the segment information tables included in its financial statements. Prior period segment information in the financial statements has also been restated to conform with this change in presentation. It is the Company’s view that providing separate disclosure of corporate general and administrative expenses will be useful to financial statement users and will allow more accurate segment performance comparison with other forest products companies.

3.

Discontinued operations

In July 2007, the Company indefinitely idled its coated paper facility in St. Francisville, Louisiana. Despite efforts to restructure the operation, the mill’s financial performance remained relatively poor. As a result of the change in circumstances, the Company recorded an asset impairment charge of $173 million in the June 2007 quarter. The Company has not identified a feasible restructuring plan to resume operations at the facility. As well, the Company has retained the services of an outside party to actively seek the sale of the site. As this operation is the only coated paper facility owned by the Company, its financial results have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the coated paper results from the Company’s continuing operations.

Condensed earnings from discontinued operations related to the St. Francisville facility are as follows:

	Quarters
	2007	2006
Sales	$1	$75
Operating loss	$(4)	$(4)
Financing Expenses	$(1)	$2
Loss from discontinued operations	$(3)	$(6)

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

3.

Discontinued operations (continued)

Condensed cash flows from discontinued operations related to the St.Francisville facility are as follows:

	Quarters
	2007	2006
Cash flows from operating activities	$(3)	$(3)
Cash flows from investing activities	-	(2)
Cash flows generated by discontinued operations	$(3)	$(5)

4.

Long-term debt

		Dec. 29,	Sept. 29,
	Maturity	2007	2007
Tembec Industries - advance from parent company - Tembec Inc.	09/2009	$51	$51
Tembec Industries - US$350 million 8.625% unsecured senior notes	06/2009	343	348
Tembec Industries - US$500 million 8.5% unsecured senior notes	02/2011	490	498
Tembec Industries - US$350 million 7.75% unsecured senior notes	03/2012	343	348
Tembec SAS	12/2013	20	20
Tembec Envirofinance SAS	06/2017	32	32
Proportionate share - Marathon (50%)	03/2006	7	7
Proportionate share - Temlam (50%)	06/2015	43	39
Other	Various	2	12
		1,331	1,355
Less current portion		20	23
Less unamortized financing costs		2	3
		$1,309	$1,329

5.

Lumber duties and export taxes

Effective October 12, 2006, the Governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement (“SLA”) requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. The SLA had an effective date of October 12, 2006, at which time the U.S. Department of Commerce (“USDOC”) revoked all existing countervailing and antidumping duty orders on softwood lumber shipped to the U.S. from Canada.

6.

Other items

Restructuring and asset impairment charges:

During the December 2007 quarter, $1 million of mill closure provisions were reversed.

Gain on land sales and other:

During the December 2007 quarter, the Company completed the sale of a number of land properties and recorded a gain of $16 million.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

6.

Other items (continued)

Also during the December 2007 quarter, the Company reduced its participation in the equity of AV Cell Inc. from 50% to 25% and recorded a gain of $4 million. The Company also ceased applying the proportionate consolidation methods to its investments and has begun applying the equity method.

2006

Restructuring and asset impairment charges:

During the December 2006 quarter, the Company announced the permanent closure of the Smooth Rock Falls, Ontario, pulp mill. The facility had been idled since the end of July 2006. The Company recorded a charge of $29 million relating to special termination pension benefits, severance and other relating items.

Recovery of lumber duties:

During the December 2006 quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the USDOC that had accumulated since May 2002. The amount received by the Company corresponds to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponds to approximately 82% of the interest accrued on the deposits since May 2002. This latter amount was recorded as interest income.

Gain on land sales and other:

During the December 2006 quarter, the Company completed the sale of a number of land and other properties and recorded a net gain of $8 million.

Also, during the December 2006 quarter, the Company completed the sale of its small pine lumber operation located in Brassac, France. The transaction had no significant effect on the Company’s financial statements.

The following table provides an analysis of the other items by business segment:

			2007
	Forest
	products	Pulp	Consolidated
Investments	$-	$(4)	$(4)
Gain on land sales	(16)	-	(16)
Other	(1)	-	(1)
	$(17)	$(4)	$(21)

			2006
	Forest
	products	Pulp	Consolidated
Lumber duties	$(238)	$-	$(238)
Pensions	-	17	17
Gain on land sales	(8)	-	(8)
Severance, other labour-related and idling costs	-	12	12
	$(246)	$29	$(217)

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

6.

Other items (continued)

The following table provides the reconciliation components of the mill closure provisions:

	Quarters
	2007	2006
Opening balance	$4	$6
Additions: Severance and other labour-related costs	-	10
Idling and other costs	-	2
Reversal of mill closure provisions	(1)	-
Payments: Severance and other labour-related costs	-	(6)
Idling and other costs	(1)	(1)
Ending balance	$2	$11

7.

Interest, foreign exchange, and other

	Quarters
	2007	2006
Interest on long-term debt	$26	$30
Interest on short-term debt	2	3
Interest income - lumber duties	-	(30)
Interest income - other	(1)	(3)
	27	-
Amortization of deferred financing costs	1	1
Loss (gain) on consolidation of foreign integrated subsidiaries	(1)	1
Other foreign exchange items	3	(17)
Bank charges and other financing expenses	1	1
	4	(14)
	$31	$(14)

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

8.

Income Taxes

	Quarters
	2007	2006
Earnings (loss) from continuing operations before income taxes
and share in earnings of related companies	$(50)	$140
Income taxes based on combined federal and provincial
income tax rates of 31.9% (2006 - 33.3%)	(16)	47
Decrease (increase) resulting from:
Future income taxes adjustment due to rate enactments	3	-
Change in valuation allowance	21	(55)
Rate differential between jurisdictions	1	(3)
Non taxable portion of exchange loss (gain)
on long-term debt	(2)	8
Other permanent differences	(4)	-
Large corporations tax	-	-
	19	(50)
Income taxes expense (recovery)	$3	$(3)
Income taxes:
Current	-	38
Future	3	(41)
Income taxes expense (recovery)	$3	$(3)

9.

Employee Future Benefits

	Quarters
	2007	2006
Defined benefit pension plans	$4	$5
Other employee future benefit plans	1	1
Defined contribution and other retirement plans	3	3
	8	9

Portion included in Restructuring charge - mill closure (note 6)	-	17
	$8	$26

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

10.

Recapitalization

The following is the summary of the key elements for the recapitalization transaction proposed by the Company:

Implementation Process

Details of the Recapitalization were provided in an information circular distributed to Noteholders and existing shareholders on January 25, 2008. In addition to Noteholder and shareholder approvals, implementation of the Plan of Arrangement is subject to final approval of the Court and receipt of all necessary regulatory and stock exchange approvals.

All of the existing equity of Tembec will be surrendered and 100,000,000 new common shares (“New Shares”) in the recapitalized Tembec will be issued.

Treatment of Existing Unsecured Notes

- The unsecured notes issued by Tembec Industries Inc. (“Notes”) and listed below will be affected by the Recapitalization:

▪ US $350,000,000 8.625% notes due June 2009

▪ US $500,000,000 8.5% notes due February 2011

▪ US $350,000,000 7.75% notes due March 2012

- Existing holders of Notes (“Noteholders”) will receive 95% of the recapitalized equity of Tembec as follows:

(i)     Noteholders will surrender their Notes in exchange for their pro rata share, based on the face amount of Notes held, of 45% of the recapitalized equity of Tembec (37.5 New Shares for each US $1,000 of face amount of Notes);

(ii)     Under the terms of the Recapitalization plan, Noteholders will be paid accrued interest on the Notes up to and including December 30, 2007;

(iii)   In addition, qualifying Noteholders will have an opportunity to participate (the “Loan Participation Process”) as lenders in amounts up to their pro rata share, based on the face amount of Notes held, of a new term loan (the “New Loan”) in a maximum principal amount of US $300 million. Those qualifying Noteholders who participate in the New Loan will receive their pro rata share, based on the amount of their participation in the New Loan, of 43% of the recapitalized equity of Tembec. The minimum participation amount shall be US $250,000.

In effect, for every US $1,000,000 of face value of Notes held by an existing Noteholder, such Noteholder may participate in lending up to US $250,000 of the New Loan and will be entitled to receive up to approximately 35,833 additional New Shares.

The deadline for making a commitment to participate in the New Loan is expected to be approximately mid -February 2008;

(iv)    Existing Noteholders who participate in a backstop of the New Loan will be entitled to an additional 7% of the recapitalized equity of Tembec.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

10.

Recapitalization (continued)

Support Agreements

An ad hoc committee of Noteholders (the “Committee”) has executed support agreements with Tembec whereby they have agreed to vote in favour of and support the Recapitalization. The Committee holds in excess of US $250 million of Notes. As at December 31, 2007, noteholders have executed support agreements with the Company whereby they have agreed to vote approximately US $774 million of notes in favor of and to support the Recapitalization.

Treatment of Certain Other Obligations

As part of the implementation of the Recapitalization, Investissement Québec (“IQ”) and Société générale de financement du Québec (“SGF”) will receive a replacement 6% unsecured note of Cdn $18 million in exchange for the Cdn $20.1 million note currently held by IQ and the Cdn $25.7 million of preferred shares held by IQ and SGF. The approval of IQ and SGF will be required as part of the Recapitalization transaction.

Treatment of Existing Shares

- Existing shareholders of Tembec Inc. will receive their pro rata share of:

(i)      5,000,000 New Shares. For each 100 existing common shares in the capital of Tembec Inc., an existing shareholder will receive 5.84 New Shares; and

(ii)     “cashless” warrants to acquire 11,111,111 New Shares issued from treasury. The warrants shall be deemed to be exercised and shall be automatically converted to New Shares if the 20-day volume weighted average trading price of the New Shares reaches Cdn $12.00 (the “Strike Price”). No consideration is payable by the warrant holder to acquire the New Shares once the Strike Price has been reached. For each 100 existing common shares in the capital of Tembec Inc., an existing shareholder will receive approximately 12.9778 warrants and each warrant will be convertible into one New Share. The warrants will expire four years after the implementation date of the Recapitalization.

No fractional New Shares or warrants will be issued in the Recapitalization.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

10.

Recapitalization (continued)

Terms of the New Loan

The following is a summary of selected terms of the New Loan:

Borrower:	Tembec Industries Inc. (“TII”)

Amount:	US $300,000,000

	●	The full amount of the New Loan will be drawn on implementation date of the Recapitalization

Use of proceeds:	●	Repayment of working capital facilities, capital expenditures and general corporate purposes

Term:	●	Four years from the implementation date of the Recapitalization

Guarantors	●	Tembec Inc.
	●	Tembec Enterprises Inc. (“TEI”)
	●	All present and future material Canadian and U.S. wholly-owned subsidiaries of Tembec Inc, TII and TEI

Security	●	First charge on all assets other than receivables and inventory of the Borrower and the Guarantors
	●	Second charge on all receivables and inventory, subject to the prior charge of a working capital facility

Interest rate:	●	Base Rate Loans: Base Rate + 6.0%
	●	LIBOR Loans: LIBOR + 7.0%

Covenants	●	Certain covenants with respect to debt incurrence, permitted liens, fundamental changes, limitations on guarantees and transactions with affiliates

	●	A financial maintenance covenant that matches the covenant in the company’s existing working capital facility, as amended from time to time

Prepayment	●	Prepayable at any time with a prepayment premium of:
- Year 1: 4%
- Year 2: 3%
- Year 3: 2%
- Year 4: 0%

11.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.